UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company with Authorized Capital

Taxpayers Registry No. (CNPJ) No. 06.948.969/0001-75
NIRE 35.300.316.584

CALL NOTICE

OF

EXTRAORDINARY GENERAL MEETING

The shareholders of Linx S.A. (“Company”) are called to the Extraordinary General Meeting (“EGM”) that will be held on November 17, 2020, at 2pm, by exclusively virtual means, with participation through electronic platform to be informed on due course, with the possibility of sending Remote Voting Bulletins, pursuant to article 4, paragraph 2, item II, of CVM Ruling No. 481/09 (“ICVM 481”). The administration recommends the reading of the materials and documents about proposals received and evaluated by the Company indicated in the Administration’s Proposal, which includes the Company’s administration evaluation of the proposal publicly presented by Totvs S.A., publicly-held company, enrolled within CNPJ/ME under no. 53.113.791/0001-22 (“Totvs”). The EGM will have the following agenda:

(1)       approval of the Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of the totality of Company issued shares by STNE Participações S.A., enrolled in the CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled within CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”)(“Merger of Shares”), pursuant to the terms and conditions set forth in the Protocol and Justification;

(2)       approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão;

(3)       approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification;

(4)       with due regard to the provisions of the Association and Other Covenants Agreement entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the Company’s administration to resume interactions with Totvs, if the effectiveness term of Totvs’ proposal of business combination with the Company is extended.

The resolutions proposals described in items 1 through 3 of the agenda indicated above are legally interdependent resolutions, being assumed that any of those resolutions over such items will not have effectiveness, individually, in case the remaining resolutions also do not. In this sense, in case the EGM rejects any of the matters of such items, or if the necessary corporate approvals are not obtained, or if the conditions precedent set forth in the Protocol are not satisfied, then the matters eventually approved in the EGGM related to this item shall not produce effects.

Considering the interdependence among the matters of the agenda, in case the quorum for instatement in first calling provided for in article 135 of Corporations Law is not reached: (i) the EGM will not be instated; and (ii) the Company’s administration will take the appropriate measures to for a second calling of the EGM, with the same agenda, respecting the applicable deadlines;

1.       Documents Available to the Shareholders:

The documents relevant to the matters to be resolved at the EGM will be made available to shareholders at the Company's headquarters and on the internet (ri.linx.com.br, www.cvm.gov.br and www.b3.com.br) the next Monday, October 5, 2020, or in any case until the date of publication of the first announcement of the call for the EGM, in accordance with the provisions of paragraph 3 of article 135 of the Corporations Law.

2.       Legitimation and Representation:

The shareholders will also participate in the EGM in a remote manner, through an electronic platform to be informed in due course, with the use of video and audio, pursuant to the Handbook of Participation in the EGM and the Proposal of the Administration, which also establishes in more detail the documents necessary for previous registration and virtual participation as well as the electronic address to which the EGM’s access link shall be sent. The shareholders that have shares issued by the Company may participate in the EGM by themselves, their legal representatives or proxies, provided that said shares are registered under their names with the depositary financial institution in charge of the service of book-entry shares of the Company, as provided in art. 126 of the Corporations Law. The shareholders, in addition to presenting appropriate identification documents, shall present, at least two (2) days in advance, in case of representation by proxy, a power of attorney duly formalized and signed by the granting shareholder, as described in the Handbook of Participation in the EGM published by the Company and available at ri.linx.com.br, www.cvm.gov.br and www.b3.com.br. The Bank of New York Mellon, financial institution that is depositary for the Company’s ADRs in the United States of America, will send to the holders of ADRs the necessary documents for them to be represented within the EGM, observing the terms and procedures, including in what refers to the proxy mechanisms established within the Depositary Agreement entered into with Linx, if applicable. The company will also provide to the EGM the remote voting system, pursuant ICVM 481, allowing that its shareholders exercise they right to vote through the completion and sending of a remote voting bulletin. As per the applicable regulation, the shareholders shall send their respective remote voting bulletin through their custodians or to the Company’s shares bookkeeper or, also, directly to the Company, as per the instructions included in the Handbook of Participation in the EGM. In any event, the remote voting bulletin shall be received by the Company up to seven (7) days in advance of the EGM.

The EGM will be recorded, pursuant to Article 21-C, paragraph 1, item III, of ICVM 481, and the Company will not be held responsible for connection problems that the registered participants may face or other situations that are not under the Company’s control, such as instability in the connection with the internet or incompatibility of the electronic platform with the equipment of the participant.

São Paulo, October 2nd, 2020.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer